MAIL STOP 03-08
								June 16, 2005
Adam W. Shaffer
Chief Executive Officer
2555 West 190th Street
Suite 106
Torrance, CA  90504


      Re:	eCOST.com, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Quarterly Period Ended March 31, 2005 File No. 0-25790


Dear Mr. Shaffer

      We have reviewed your filings and have the following comments.
We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanations. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 35

Overview, page 35

1. Please tell us how much revenue you earned in 2004, 2003 and
2002
from your fee-based membership program and from international customers.
Year ended December 31, 2004 compared to year ended December 31,
2003, page 41

2. We note your identification of multiple factors that contributed to the increase in 2004 revenue. In future filings, please quantify the amount of the increase or decrease attributed to each factor. For example, the dollar impact of adding six new merchandise categories and increases in active and new customers should be quantified to the extent practicable.
For further guidance please refer to Item 303(a)(3) of Regulation S-K and our Interpretative Releases on Management`s Discussion and Analysis, Release 33-8350 and Section III.D of Release 33-6835. These releases are available on our website at www.sec.gov.

3. Please tell us the nature of the $2.2 million of non-recurring charges included in 2004 Selling, General and Administrative
Expenses.

Contractual Obligations, page 47
4.	In future filings, please include in your contractual
obligations table all material employment agreements and other purchase obligations. For example, your agreement to obtain the services and usage of the hardware and software systems from PC Mall should be included in the contractual obligations table. Please refer to Item 303(a)(5)(ii)(D) of Regulation S-K for further guidance.

Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 6. Employee Benefits, page F-15

5. In future filings, revise your disclosure to provide:

* Information pertaining to the number and weighted-average exercise prices of exercisable options under your 1999 and 2004 Stock
Incentive Plans.

* The weighted average grant-date fair value of options granted duting the year

* A description of the method and significant assumptions used during the year to estimate the fair values of options including the risk free interest rate, expected life, expected volatility, and expected dividends.

* The total amount of compensation expense recognized in income for stock-based employee compensation awards.

* The vesting requirements of the 2004 Stock Incentive Plan

	Refer to paragraphs 45-48 of SFAS 123.

Form 10-Q for the Quarterly Period Ended March 31, 2005

Balance Sheet, page 1

6. Please tell us if, subsequent to this filing, you have settled the
$3.5 million receivable balance due from your affiliate at March
31,
2005.  If not, please advise.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Adam W. Shaffer
eCOST.com, Inc.
June 16, 2005
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